Exhibit (a)(9)

October 17, 2014

Dear Stockholder:

I am pleased to inform you that, on October 5, 2014, Durata Therapeutics, Inc. (“Durata”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Actavis W.C. Holding Inc. (“Parent”) and Delaware Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Actavis plc. In accordance with the Merger Agreement, on October 17, 2014, Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Durata (the “Shares”) at a purchase price of $23.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”), plus one contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, without interest and net of applicable withholding taxes, if specified milestones are achieved (the “Contingent Consideration” and together with the Cash Consideration, the “Offer Price”).

If successful, the Offer will be followed by the merger of Purchaser with and into Durata, with Durata surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) owned by Parent, Purchaser or any wholly owned subsidiary of Parent or held in the treasury of Durata or (ii) owned by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price.

The Board of Directors of Durata (the “Board”): (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Durata’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend acceptance of the Offer by Durata’s stockholders. The Boards of Directors of Parent and Purchaser have each approved the Merger Agreement and the transactions contemplated thereby.

Accompanying this letter is a copy of Durata’s Solicitation/Recommendation Statement on Schedule 14D-9. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 14, 2014 (one minute after 11:59 p.m., New York City time, on November 14, 2014), unless extended or terminated.

Very Truly Yours,

Paul R. Edick

Chief Executive Officer